Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Date: December 15, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

Wasson’s Weekly

The journey continues

Pivotal weeks ahead as we realize our global vision

December 15, 2014

In closing out the final weeks of my 35 years at Walgreens, let me thank everyone for making this a career of a lifetime, from pharmacy intern to the privilege of leading this company. Together, over the years, we have advanced our iconic heritage, transformed the company for the 21st century and positioned Walgreens for a new era of service, growth and value creation as Walgreens Boots Alliance.

As we move toward completing the merger, this company is about to achieve an extraordinary milestone in a strategic journey we launched six years ago when we set out to transform the drugstore experience, advance the role of community pharmacy in healthcare and establish an efficient global platform. Back in 2009, a global Walgreens was a bold vision. Today, we are about to make it a transformational reality—to the benefit of customers, patients and all to whom we bring value … in America and the world over. And as I pass the reins to new leaders and move forward, let me emphasize that the journey we began together continues, with many miles and milestones ahead in order to fully realize the goals we have set for ourselves.

In fact, the next several weeks will be a critical time as we work toward completion of Step 2 of our merger, bringing the transaction to a shareholder vote on Dec. 29 and then closing the deal thereafter.

As you know, we’ve been working on the transition of Walgreen Co. under president-elect Alex Gourlay and the formation of the Walgreens Boots Alliance global enterprise, also with its new leadership team. Amid the holiday season, many folks across the organization are working long days and many nights to bring Walgreens and Alliance Boots together and launch the new enterprise seamlessly from Day 1 and going forward. And of course, this season is our busiest time for the store teams and everyone who supports them—at Walgreens and at Boots—as we deliver holiday help and cheer. So everyone has a lot to do.

While Walgreens and Alliance Boots have been increasingly integrating, aligning and blending since we launched our strategic partnership with Step 1 in 2012, completing a large global merger like this requires our utmost best in focused, disciplined execution. But I have no doubt we will launch the merger successfully. Why am I so confident? Because one of my main lessons about Walgreens in my 35 years at the company is that that our people always rise to the occasion.

As we move through this pivotal month, let me express how very, very grateful I am for the privilege of leading this iconic company. I’ve enjoyed so many friendships, worked with so many bright and innovative people in every position I’ve held and always, always was proud of our company and our team members. You’ve all worked hard through a challenging time, and that continued dedication to excellence will, I know, make ALL the difference as the company moves forward into a new era of excellence.

Thanks for reading, and be well.

Best wishes to all our team members and their families celebrating Chanukah, which begins at sundown tomorrow.

Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreen Co. (“Walgreens”) and Alliance Boots GmbH, Walgreens Boots Alliance, Inc. (“WBA”) has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended was declared effective by the SEC on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K, as amended, which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.